Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

This week, Doug Parker announced the team that will lead the new American Airlines once we become a combined company. Here’s who was selected from both US Airways and American to make up the senior leadership team:

•	Scott Kirby – President

•	Elise Eberwein – Executive Vice-President (EVP) of People and Communications

•	Bev Goulet – Chief Integration Officer

•	Robert Isom – Chief Operating Officer and CEO of US Airways, Inc. post-close

•	Stephen Johnson – EVP, Corporate Affairs

•	Derek Kerr – Chief Financial Officer

•	Maya Leibman – Chief Information Officer

•	Will Ris – Senior Vice President (SVP), Government Affairs

This announcement is another key step in moving our company forward as we merge with US Airways. Please take a look at this week’s Arrivals newsletter, which you’ll find in your @aa.com email box, where you’ll be able to read more information about the role the individuals above will play in the new American and some interesting facts about each of them.

Soon, US Airways’ shareholders will have the opportunity to review the Form S-4 – the registration statement that provides an explanation of the reasons the American and US Airways boards of directors approved the proposed merger. The US shareholders will then consider if they want to vote to approve the merger at their annual meeting, scheduled for later this summer.

During this review period, the SEC has strict regulations about what can and cannot be communicated – both internally and externally. The SEC prohibits American and US from communicating anything that could directly or indirectly affect a stockholder’s vote. American will continue to share factual information about the integration process and information that is outside the merger process, but it is likely you will not see many updates about the benefits of the merger until the voting process is complete.

For more information on the changes you’ll see, communications, and how long the restrictions will last, read a new Jetnet blog on the topic from Missy Cousino, Managing Director – Internal & Labor Communications.

Finally, on Tuesday, at a DFW Town Hall meeting with the newly announced Leadership Team for the new American, there was discussion about a decision to add seats to the MD-80 and 737 fleets and I wanted to share a recap of that with all of you. As you probably know, we are constantly taking a look at what our operation needs, and that includes how our fleet is configured. And sometimes, we make adjustments when we think it helps match supply to demand but can still be competitive. So from where we stand today, we expect to add seats to the 737 and MD-80 fleets, but we haven’t yet determined the right number of seats, and as a result, the impact on revenue and cost.

Of course we are talking about adding seats and that automatically means the additional FA on a 737 regardless of the number of seats added. This will allow us to provide a higher level of onboard service while meeting the FAA staffing requirements. While this would obviously be good news for all of us, we are still working through the specific details and timing. So stay tuned! I’ll keep you posted!

That’s it for this week’s merger news – thanks for checking in.

Sincerely,

Lauri

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.